Exhibit 99.3

ANNEXE 52-109A2
ATTESTATION DES DOCUMENTS INTERMÉDIAIRES
ATTESTATION COMPLÈTE

Je soussignée Nicole Veilleux, directrice des finances de Mines Richmont inc., atteste ce qui suit :

1.

Examen : J’ai examiné, les états financiers intermédiaires et le rapport de gestion intermédiaire (collectivement les « documents intermédiaires », de Mines Richmont inc. (l’« émetteur ») pour la période intermédiaire terminée le 30 septembre 2010.

2.

Aucune information fausse ou trompeuse : À ma connaissance, et avec la diligence raisonnable dont j’ai fait preuve, les documents intermédiaires ne contiennent pas d’information fausse ou trompeuse concernant un fait important ni n’omettent de fait important devant être déclaré ou nécessaire à une déclaration non trompeuse compte tenu des circonstances dans lesquelles elle a été faite, pour la période visée par les documents intermédiaires.

3.

Image fidèle : À ma connaissance, et avec la diligence raisonnable dont j’ai fait preuve, les états financiers intermédiaires et les autres éléments d’information financière présentés dans les documents intermédiaires donnent, à tous les égards importants, une image fidèle de la situation financière de l’émetteur aux dates de clôture des périodes présentées dans ses documents intermédiaires, ainsi que des résultats de son exploitation et de ses mouvement de trésorerie pour ces périodes.

4.

Responsabilité : L’autre dirigeant signataire de l’émetteur et moi-même avons la responsabilité d’établir et de maintenir pour l’émetteur les contrôles et procédures de communication de l’information (CPCI) et le contrôle interne à l’égard de l’information financière (CIIF), au sens du Règlement 52-109 sur l’attestation de l’information présentée dans les documents annuels et intermédiaires des émetteurs.

5.

Conception : Sous réserve des limitations indiquées, le cas échéant, aux paragraphes 5.2 et 5.3, l’autre dirigeant signataire de l’émetteur et moi-même, à la clôture de la période visée par les documents intermédiaires, avons fait ce qui suit :

	a)	conçu ou fait concevoir sous notre supervision des CPCI pour fournir l’assurance raisonnable que :

		i)	l’information importante relative à l’émetteur nous est communiquée par d’autres personnes, en particulier pendant la période où les documents intermédiaires sont établis;

		ii)	l’information qui doit être présentée par l’émetteur dans ses documents annuels, ses documents intermédiaires ou d’autres rapports qu’il dépose ou transmet en vertu de la législation en valeurs mobilières est enregistrée, traitée, condensée et présentée dans les délais prescrits par cette législation;

	b)	conçu ou fait concevoir sous notre supervision le CIIF pour fournir l’assurance raisonnable que l’information financière est fiable et que les états financiers ont été établis, aux fins de publication de l’information financière, conformément aux PCGR de l’émetteur.

5.1	Cadre de contrôle : Le cadre de contrôle utilisé par l’autre dirigeant signataire de l’émetteur et moi-même pour concevoir le CIIF est « Integrated Framework (COSO Framework) publié par The Committee of Sponsoring Organizations of the Treadway Commission (COSO) ».

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5.2	Faiblesse importante du CIIF liée à la conception : s.o.

5.3	Limitation de l’étendue de la conception : s.o.

6.

Communication des modifications du CIIF : L’émetteur a présenté dans son rapport de gestion intermédiaire toute modification apportée au CIIF au cours de la période comptable commençant le 1er juillet 2010 et se terminant le 30 septembre 2010 qui a eu, ou est raisonnablement susceptible d’avoir, une incidence importante sur le CIIF.

Date : Le 4 novembre 2010

/S/ Nicole Veilleux
Nicole Veilleux
Directrice des finances

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FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
FULL CERTIFICATE

I, Nicole Veilleux, Director, Finances of Richmont Mines Inc., certify the following:

1.	Review: I have reviewed the interim financial statements and interim MD&A (together the “interim filings”), of Richmont Mines Inc. (the “issuer”) for the interim period ended September 30, 2010.

2.

No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.

Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4.

Responsibility: The issuer’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as those terms are defined in Regulation 52-109 respecting Certification of Disclosure in Issuers’ Annual and Interim Filings, for the issuer.

5.	Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer’s other certifying officer and I have, as at the end of the period covered by the interim filings :

	(a)	designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

		(i)	material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

		(ii)	information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b)

designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

5.1

Control framework: The control framework the issuer’s other certifying officer and I used to design the issuer’s ICFR is « Integrated Framework (COSO Framework) published by The Committee of Sponsoring Organizations of the Treadway Commission (COSO) ».

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5.2	ICFR – material weakness relating to design: N/A

5.3	Limitation on scope of design: N/A

6.	Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer’s ICFR that occurred during the period beginning on July 1st, 2010 and ended on September 30, 2010 that has materially affected, or is reasonably likely to materially affect, the issuer’s ICFR.

Date: November 4, 2010

/S/ Nicole Veilleux
Nicole Veilleux
Director, Finances

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